UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number:  001-32000

JED Oil Inc.

(Translation of registrant's name into English)

1601- 15th Avenue

Didsbury, Alberta  T0M 0W0

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

On February 11, 2009 the Issuer filed a news release and Material Change Report with the Securities Commissions in the provinces of Alberta, British Columbia, Saskatchewan and New Brunswick.   The documents attached as Exhibit 99.1 and Exhibit 99.2 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).

Exhibit

Description

99.1

News Release dated February 11, 2009

99.2

Material Change Report dated February 11, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 11, 2009

JED Oil Inc.(Registrant) By:

(signed) “Marcia L. Johnston”

Marcia L. Johnston, Q.C.

Corporate Secretary

EXHIBIT INDEX

Exhibit

Description

99.1

News Release dated February 11, 2009

99.2

Material Change Report dated February 11, 2009